Room 4561
Via fax 011-27-11403-1493

September 15, 2006

Eugene van As
CEO and Chairman
Sappi Limited
48 Ameshoff Street
Braamfontein
Johannesburg 2001
Republic of South Africa

> **Re:** **Re: Sappi Limited**
> **Form 20-F for the Fiscal Year Ended October 2, 2005**
> **Filed December 20, 2005**
> **Form 6-K Filed August 11, 2006**
> **File no. 1-14872**

Dear Mr. van As:

We have reviewed your response letter dated September 8, 2006 in addition to the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended October 2, 2005

Selected Financial Date, page 2

1.   We note your response to our prior comment no. 1 where you indicate that you believe the Company's current disclosures in footnote (6) clearly addresses Questions 8 and 15 of the Frequently Asked Questions (FAQ) Regarding the Use of Non-GAAP Financial Measures. We continue to disagree with the Company's response. The Company's explanation that "[w]e use EBITDA as an internal

measure of performance and believe it is a useful and commonly used measure of financial performance in addition to operating profit and other profitability measures under SA GAAP or US GAAP" appears to be a an overly broad explanation as to the manner in which management uses the non-GAAP measure to conduct or evaluate its business (i.e. for budgeting purposes, compensation purposes, etc.) and the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors. It is also unclear why certain excluded items should not be considered in assessing your performance as some items appear to be recurring and integral to your performance. For example, it is unclear to us why amortization of intangible assets is not relevant for investors considering that the use of these assets contributes to generating revenue. In this regard, we believe the Company should enhance their disclosures to more adequately address the disclosure requirements of FAQ 8. Please provide your proposed revised disclosures in your next response.

2.   We note that the Company adjusted for "net finance costs" as the "interest" element of EBITDA. We further note from your disclosures on page F-3 that net finance costs include "net foreign exchange gains" and "net fair value (gain) loss on financial instruments". Tell us how you determined that these two amounts qualify as "interest" expense. Alternatively, tell us how you considered referring to your non-GAAP disclosure as adjusted EBITDA with an explanation of the components of such amount.

Form 6-K Filed August 11, 2006

3.   We note your response to our previous comment no. 3 and in this regard, we ask that the Company address the Staff's concerns in our comment no. 1 above as they relate to your Form 6-K disclosures as well.

* * * * * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kari Jin at (202) 551-3481 or the undersigned at (202) 551-3399 if you have questions regarding comments on the financial statements and related matters.

Very truly yours,

Kathleen Collins
Accounting Branch Chief